Filed Pursuant to Rule 424(b)(3)

Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 1 DATED MAY 6, 2016

TO THE PROSPECTUS DATED APRIL 27, 2016

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 27, 2016. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1) the status and extension of the offering of shares of common stock of the Company.

Status of Our Public Offering and Extension of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering shares of Class A common stock and Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of May 5, 2016, we had accepted investors’ subscriptions for and issued approximately 58,881,000 shares of Class A common stock and 3,939,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $584,283,000 and $37,702,000, respectively. As of May 5, 2016, we had approximately $1,728,015,000 in Class A shares and Class T shares of common stock remaining in our Offering.

We previously disclosed that we would offer shares of our common stock pursuant to the Offering until the earlier of May 29, 2016, which is two years from the effective date of the Offering, or the date we sell $2,250,000,000 in shares, unless we elect to extend it to a date no later than November 25, 2017, which is 180 days following the third anniversary of the effective date of the Offering. On May 5, 2016, our board of directors approved the extension of the Offering until May 29, 2017, unless our board of directors terminates the Offering at an earlier date or all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering have not been sold by May 29, 2017, our board of directors may further extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of the offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

All references in the prospectus to the termination date of the Offering are hereby supplemented and revised accordingly.